Warner Norcross & Judd LLP
Attorneys at Law
900 Fifth Third Center
111 Lyon Street, N.W.
Grand Rapids, Michigan 49503-2487

Telephone (616) 752-2000
Fax (616) 752-2500

September 28, 2007

Mr. Todd Schiffman
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Southern Michigan Bancorp, Inc. Response to Comment Letter dated September 19, 2007 File No. 333-144562

Dear Mr. Schiffman:

                    We represent Southern Michigan Bancorp, Inc. ("Southern Michigan" or the "Company") as legal counsel to assist the Company in responding to the Commission's letter dated September 19, 2007 (the "Comment Letter"), in which the Commission provided comments on Southern Michigan's Amendment No. 1 to Form S-4 Registration Statement, filed on September 7, 2007 (the "Form S-4/A"). The Company filed the Form S-4/A in connection with its proposed acquisition of FNB Financial Corporation ("FNB"). This letter provides the Company's response to the Commission's comments in the Comment Letter. For convenience of reference, each of the comments in the Comment Letter is set forth in full below and the Company's response to each comment immediately follows.

                    The Company thanks the Commission staff for its comments. The Company is committed to full disclosure and compliance with the Commission's rules and regulations. The Company believes that Amendment No.2 to Form S-4 Registration Statement ("S-4/A2") filed concurrently with this letter fully responds to and complies with the comments.

Summary of Certain Aspects of the Merger, page 4

Comment 1:

          Please revise to summarize how the acquisition will be funded and provide full details in the main section. It appears based on the pro forma financial statements on page 59 that the funding is coming from a combination of existing cash and a line of credit. Disclose exactly how you plan to fund the transaction including the details of the line of credit (i.e. counterparty, interest rate). Also, file as an exhibit any material agreements for the funding of the merger, such as a secured line of credit.

Mr. Todd Schiffman
Securities and Exchange Commission
September 28, 2007

Response:

          The Summary and the section entitled "The Merger" have been revised to include new subsections entitled "Funding of Cash Portion of Merger Consideration," which, in combination, disclose (i) that Southern intends to fund the cash portion of the merger consideration through a mixture of a cash dividend from its subsidiary, Southern Michigan Bank & Trust, and loan proceeds; (ii) that Southern Michigan Bank & Trust will fund the cash dividend to Southern from existing cash reserves and cash equivalent investments, and (iii) the material terms of the loan. The loan commitment has been filed as an exhibit to the S-4/A2.

          The added subsection to the Summary is as follows (see page 6):

Funding of Cash Portion of Merger Consideration (see page 41). The cash portion of the merger consideration will be approximately $13,000,000. Southern intends to fund the cash portion of the merger consideration with a combination of a cash dividend from Southern Michigan Bank and loan proceeds of approximately $9,000,000.

          The added subsection to the section entitled "The Merger" is as follows (see page 41):

Funding of Cash Portion of Merger Consideration. The cash portion of the merger consideration will be approximately $13,000,000. Southern intends to fund the cash portion of the merger consideration with a combination of a cash dividend from Southern Michigan Bank and loan proceeds of approximately $9,000,000. Southern Michigan Bank will fund the cash dividend from existing cash reserves and cash equivalent investments.

Southern has a loan commitment from LaSalle Bank N.A. to lend Southern up to $10,000,000 to fund the acquisition of FNB and for general working capital purposes. The loan will consist of two credit facilities. The first credit facility will consist of a $3,000,000 secured revolving credit facility, which will mature three years from the date the loan is closed. The second credit facility will consist of a $7,000,000 secured term facility, which will mature five years from the date the loan is closed and be subject to a 12 year amortization. The interest rate on the first credit facility will be LIBOR plus 150 basis points. The interest rate on

Mr. Todd Schiffman
Securities and Exchange Commission
September 28, 2007

the second credit facility will be LIBOR plus 145 basis points. Repayment of the first credit facility will be interest only on a quarterly basis, with the principal amount of the loan due at maturity. Repayment of the second credit facility will be interest and principal on a quarterly basis (based on a 12 year amortization), with the remaining principal amount due at maturity. Both credit facilities will be secured by a pledge of 100% of the stock of Southern's wholly-owned subsidiary, Southern Michigan Bank. The approximate $1,000,000 remaining available balance on the first credit facility may be drawn against by Southern for general working capital purposes.

Southern Michigan Bancorp, Inc.
Unaudited Interim Financial Statements
Notes to Unaudited Interim Financial Statements
Note E - Merger with FNB Corporation, page 100

Comment 2:

          Please revise to discuss the significant terms of the merger agreement.

Response:

          Note E to the Unaudited Interim Financial Statements has been revised to discuss the significant terms of the merger agreement (see page 101). The added discussion is as follows:

If the merger is completed, FNB will be merged with and into Southern. The surviving corporation will be Southern. The surviving corporation will own FNB Bank and Southern Michigan Bank and all of the other assets of FNB and Southern. Subject to certain possible adjustments as provided in the plan of merger, FNB shareholders will receive either (1) 1.87 shares of Southern common stock, (2) $45.35 in cash, or (3) a combination of both for each share of FNB common stock. The approximate value of total merger consideration to be paid by Southern is $26,000,000 (consisting of approximately $13,000,000 in cash and 536,073 shares of Southern common stock). Completion of the merger is subject to certain conditions, including, among others, that the shareholders of FNB approve the plan of merger, that necessary regulatory approvals be obtained, that no proceeding seeking to prevent the merger be pending or threatened, and that Southern and FNB obtain various

Mr. Todd Schiffman
Securities and Exchange Commission
September 28, 2007

ancillary certificates, opinions and agreements. At any time before the effective time of the merger, the boards of directors of Southern and FNB may, by mutual consent, abandon the merger. In addition, for certain specified reasons the board of directors of either Southern or FNB may abandon the merger.

Comment 3:

          In addition to our comment above, we noted from your disclosure on page 58 (Note B - Sources of Funds and Purchase Price) that you intend to partially finance the cash payout of the merger through a $9m line of credit. Your disclosure on page 118 (Note I - Other Borrowings) however indicates you have a $2m line of credit that expired in February 2007. Please revise to disclose the significant terms of any new line of credit agreements you may have entered into for the purpose of funding this merger.

Response:

          Note B to the Unaudited Pro Forma Combined Condensed Consolidated Financial Statements has been revised to disclose the material terms of the loan that Southern will use, in part, to fund the cash portion of the merger consideration (see page 59). The revised Note B is as follows:

Under the terms of the plan of merger, shareholders of FNB will receive 1.87 shares of Southern common stock representing 50% of the outstanding shares of FNB common stock (representing approximately 286,670 shares of FNB common stock outstanding) and the remaining 286,670 shares shall be converted to cash at $45.35 per share. Southern intends to fund the cash portion of the merger consideration with a combination of a cash dividend from Southern Michigan Bank and loan proceeds of approximately $9,000,000. Southern Michigan Bank will fund the cash dividend from existing cash reserves and cash equivalent investments.

Southern has a loan commitment from LaSalle Bank N.A. to lend Southern up to $10,000,000 to fund the acquisition of FNB and for general working capital purposes. The loan will consist of two credit facilities. The first credit facility will consist of a $3,000,000 secured revolving credit facility, which will mature three years from the date the loan is closed. The second credit facility will consist of a $7,000,000 secured term facility, which will mature five years from the date the loan is closed

Mr. Todd Schiffman
Securities and Exchange Commission
September 28, 2007

and be subject to a 12 year amortization. The interest rate on the first credit facility will be LIBOR plus 150 basis points. The interest rate on the second credit facility will be LIBOR plus 145 basis points. Repayment of the first credit facility will be interest only on a quarterly basis, with the principal amount of the loan due at maturity. Repayment of the second credit facility will be interest and principal on a quarterly basis (based on a 12 year amortization), with the remaining principal amount due at maturity. Both credit facilities will be secured by a pledge of 100% of the stock of Southern's wholly-owned subsidiary, Southern Michigan Bank. The approximate $1,000,000 remaining available balance on the first credit facility may be drawn against by Southern for general working capital purposes.

          Note I to the Consolidated Financial Statements has not been revised because it was accurate as of the date of the Consolidated Financial Statements.

Part II
Exhibit 8 -- Tax Opinion

Comment 4:

          In the penultimate paragraph, clarify whether the representations relied upon are factual.

Response:

          The penultimate paragraph has been revised to state that some of the representations relied upon are factual and some address the occurrence of anticipated future events. (See page 5, Exhibit 8).

Comment 5:

          Eliminate the first sentence of the last paragraph. Shareholders voting on the merger are entitled to rely on the tax opinion.

Response:

          The first sentence of the last paragraph has been revised to expressly state that the FNB shareholders are entitled to rely on the tax opinion. (See page 5, Exhibit 8).

Mr. Todd Schiffman
Securities and Exchange Commission
September 28, 2007

* * *

                    In connection with the foregoing responses, the Company and each filing person acknowledges that:

•	the Company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                    The Company believes that the S-4/A2 filed concurrently with this letter fully responds to and complies with the Commission's comments. The Company respectfully requests that the Commission furnish it with prompt notice that the Commission has no further comments on the S-4/A2 allowing it to request acceleration of effectivness without delay. It is imperative that FNB commence mailing of the prospectus and proxy statement to its shareholders as soon as possible in order to allow the parties to complete the merger before December 31, 2007, which is the upset date in the plan of merger.

                    Should you require additional information or explanation of these responses, please call me.

Very truly yours, /s/ Gordon R. Lewis Gordon R. Lewis